EXHIBIT (d)(5)

ACTIVCARD S.A.
2001 STOCK OPTION PLAN

(a)    Preamble

In compliance with sections L. 225-177 to L. 225-185 of the French Commercial Code as amended by French law n° 2001-420 dated May 15, 2001, an Extraordinary Shareholders Meeting of ACTIVCARD (hereafter indiscriminately “ACTIVCARD S.A.” or the “Company”) dated June 27, 2001, has authorized, in its 18th resolution, the Board of Directors (hereafter the “Board”) to implement a plan of options to subscribe ACTIVCARD shares (hereafter the “2001 Stock Option Plan”) to the benefit of all or part of the employees and managers (hereafter the “Beneficiaries”) of ACTIVCARD S.A. and of the linked companies as defined under section L.225-180 of the Commercial Code (the Company and the linked companies, hereafter together the “Group”), including the subsidiaries ACTIVCARD EUROPE S.A. and ACTIVCARD Inc. The purpose of this document is to define the conditions of allocation and the exercise of the options to subscribe for ACTIVCARD shares allocated to the Beneficiaries with respect to the 2001 Stock Option Plan (hereafter the “Options”), as well as the conditions of transfer of the shares subscribed by exercise of the Options (hereafter the “Shares”), pursuant to the decisions of the Board.

Pursuant to the Extraordinary Shareholders Meeting’ authorization of June 27, 2001, the maximum amount of Options authorized, shall not give the right, at each date of allocation considered, to subscribe a number of Shares superior to 1,600,000 shares. Each Option allows the subscription of one Share of a par value of one (1) euro. The Board dated July 25, 2001 decided to adopt the principle of allocating in blocks: (a) Block A including Options allocated to Beneficiaries who are French fiscal residents as of the date of allocation by the Board of Directors (“Options A”), and (b) Block B including Options allocated to Beneficiaries who are non-French fiscal residents as of the date of allocation by the Board of Directors (“Options B”).

The Options are not negotiable and, unless specified by the Board and permitted by applicable law, can be transferred solely by succession.

(b)    Beneficiaries of the Options

The Board will fix, during its meetings (hereafter the “Date of Allocation”), pursuant to the proposal of the Remuneration Committee, the list of Beneficiaries of Options A and Options B, specifying the number of Options allocated to each Beneficiary and the price of exercise of the Options. This list will be divided into two sub-lists corresponding respectively to the Beneficiaries of Options A and Options B. This list will be attached to the minutes of the each Board’s meeting proceeding to allocations.

(c)    Price of exercise of the Options

Following the modalities of determination of the exercise price of the Options fixed by the Extraordinary Shareholders Meeting dated June 27, 2001, the special report of the statutory auditors to this meeting and the Board’s report to this meeting, the exercise price for the Options A and Options B will be fixed by the Board of Directors as the date the Options are granted. The price shall be equal to the average of the closing quotation price of the Share during the 20 quotation days on the NASDAQ EUROPE preceding the day of allocation of Options by the Board of Directors, converted into euros using the exchange rate of the day prior to the allocation of the options by the Board of directors.

This exercise price fixed for the duration of the validity of Options A and Options B shall be, as the case may be, modified pursuant to the provisions of section L. 225-181 of the French Commercial Code.

(d)    Modalities of exercise of Options A and Options B and of transfer of the Shares subscribed to by exercise of the Options

(A)    Block A

(i)
    Any Beneficiary, subject to remaining an employee or manager of a company of the Group will be able to exercise, in whole or in part, at once or in several blocks, the following quantities of Options A:

•	Fifty percent (50%) of Options A as of the second (2nd) anniversary of the Date of Allocation (indicated in the notification of allocation sent to the Beneficiary); and

•	One forty-eighth (1/48) additionally each month during the following 24 months, subject to the Beneficiary remaining an employee or manager of a company of the Group on each such vesting date.

After the seventh (7) anniversary of the Date of Allocation, all Options A not exercised shall be irrevocably null and void and shall be canceled without payment therefor.

(ii)
    Except as provided below, if the Beneficiary breaks his contract of employment or resigns from his managing position with a company of the Group, the right to exercise his Options A, which may be exercised pursuant to clause (i) hereabove, will cease automatically three (3) months after the date of breach of his contract of employment or resignation from his managing position with a company of the Group, as the case may be.

As an exception, the right to exercise the Options A will remain, in the event of death or invalidity corresponding to the events provided in section 91 ter of Annexe II of the General French Tax Code, under the following conditions:

•
In case of death, and to the extent that the Beneficiaries could personally exercise the Options A as of the date of death, the heirs shall have twelve (12) months from the date of the death to exercise the allocated Options A;

•
In case of invalidity and under the aforementioned conditions, the Beneficiary will be able to, during the validity period of the Options A, exercise all or part of the Options A that will have been allocated to him with respect to this plan;

•	With respect to the two paragraphs hereabove, the Options A will be considered as open to exercise as of the Date of Allocation.

(iii)	The Board will be able to temporarily suspend the exercise of the Options A during the periods of realization of operations of share capital or implying the detachment of a right.

(iv)
The Shares subscribed by the exercise of the Options A will be allowed to transfer or to conversion into bearer form, except as provided in clause (ii) hereinabove, only after the fourth (4th) anniversary of the Date of Allocation.

(B)    Block B

(i)
    Any Beneficiary, subject to remaining an employee or manager of a company of the Group will be able to exercise, in whole or part, at once or in several blocks, the Options B that were allocated to him pursuant to the following modalities:

•	Twenty five percent (25%) of Options B as of the first (1st) anniversary of the Date of Allocation (indicated in the notification of allocation sent to the Beneficiary); and

•	One forty-eighth (1/48) additionally each month during the following 36 months, subject to the Beneficiary remaining an employee or manager of a company of the Group at those dates.

After the seventh (7) anniversary of the Date of Allocation, the Options B not exercised shall be irrevocably null and void and shall be canceled without payment therefor.

(ii)
Except as provided below, if the Beneficiary breaks his contract of employment or terminates his employment with a company of the Group, the right to exercise his Options B, which may be exercised pursuant to clause (i) hereabove, will cease automatically three (3) months after the date of breach of his contact of employment or his termination of employment with a company of the Group, as the case may be.

As an exception, the right to exercise the Options B will remain, in the event of death or invalidity corresponding to the events provided in section 91 ter of Annexe II of the General French Tax Code, under the following conditions:

•
In case of death, and to the extent that the Beneficiaries could personally exercise the Options B as of the date of the death, the heirs shall have a twelve (12) months period as of the date of the death to exercise the allocated Options B;

•
In case of invalidity and under the aforementioned conditions, the Beneficiary will be able to, during the validity period of the Options B, exercise all or part of the Options B that will have been allocated to him with respect to this plan;

•	With respect to the two paragraphs hereabove, the Options B will be considered as open to exercise as of the Date of Allocation.

(i)	The Board will have the right to temporarily suspend the exercise of the Options B during the periods of realization of operations of share capital or implying the detachment of a right.

(ii)	The Shares subscribed by the exercise of the Options B will be allowed to transfer or to conversion into bearer form, except as provided in clause (ii) hereinabove, as of their issuance.

(iii)
Any Beneficiary who will exercise his Options B in the United States will be required upon exercise of his Options, to provide the Company with an investor letter pursuant to which he represents and agrees (1) that he has subscribed to the Shares for investment and not with a view to the distribution thereof, and (2) that any resale of such shares will be made by such Beneficiary pursuant to a registration statement under the U.S. Securities Act of 1933, as amended, or applicable “blue sky” laws (or an exemption from registration) and (3) that such purchaser will deliver to each person to whom it transfers Shares a notice substantially to the effect of this legend.

(iv)	The Board shall have the right to set any other terms and conditions with respect to the allocation, transfer or exercise of Options B.

(e)    Tax regime applicable to Options A

Under current French legislation, the following provisions summarize the tax consequences, for French resident employees of the Company, resulting from the exercise of the Options issued by the Company and the sale of Shares received upon exercise of their Options. This information is only meant to be a summary of the tax system applicable to the stock options. Beneficiaries of the Options are advised to consult their tax advisor to see which tax regime applies to their particular case.

The gains realized upon (i) the exercise of the Options (acquisition gain) and (ii) the sale of the Shares obtained upon exercise of the Options (sale’s gain)1 will both be taxable in the hands of the Beneficiaries for the year the Shares obtained upon exercise of the Options are sold.

[1]
Assuming that the discount on the subscription price of the Shares (i.e. the difference between the market value of the Share on the date the Options are allocated and the exercise price of the Options) does not exceed 5% of the market value of the Shares on the date the Options are allocated.

(i)	Acquisition Gain

The acquisition gain is equal to the difference between the market price of the Share on the date the Option is exercised and the exercise price of the Option. This acquisition gain is taxable for the year during which the Shares obtained upon exercise of the Options are sold.

Assuming that certain conditions2 and formalities as well as a 4-year lock-up period between the allocation date of the Options and the sale date of the Shares obtained upon exercise of the Options are respected3, the acquisition gain realized upon exercise of the Options is taxable as follows:

-	Upon election of the Beneficiary, as salary income at progressive income tax rates; or,

-
As capital gain on securities at the specific rate of (i) 40% (including CSG, CRDS, and the 2% Social contribution) for the yearly portion of the acquisition gain up to 1 million francs (i.e. 152,000 euros) and (ii) 50% (including CSG, CRDS, and the 2% Social contribution) for the yearly portion of the acquisition gain which exceeds 1 million francs (i.e. 152,000 euros), if the annual sales realized during the year in which the Shares obtained upon exercise of the Options are sold, on the disposal of securities and company shares exceeds, per tax household, the threshold of 50,000 French Francs (i.e. 7,622 euros).

However, in the event that the Shares obtained upon exercise of the Options are retained for at least 2 years starting from the fourth anniversary of the allocation of the Options or the exercise date of the Options, whichever is later, the 40% and 50% rates are respectively reduced to 26% and 40% (including CSG, CRDS, and the 2% Social contribution).

(ii)	Gain realized on the Sale of the Shares Obtained Upon Exercise of the Options

The gain realized on the sale of the Shares obtained upon exercise of the Options is equal to the difference between the Shares market price on the date of sale (the sale price) and the Shares market price on the date the Options were exercised.

Such capital gain is taxable at the rate of 26% (including CSG, CRDS, and the 2% Social contribution) if the annual sales realized during the year in which the Shares obtained upon exercise of the Options are sold, on the disposal of securities and company shares exceeds, per tax household, the threshold of 50,000 French Francs (i.e. 7,622 euros).

In the event that a capital loss is made on the sale of the Shares obtained upon exercise of the Options because the price of the Shares on the market has decreased since the Options were exercised, this capital loss could be offset against the acquisition gain and more generally, against any gain of similar under ordinary conditions.

(f)	Several provisions common to the Options A and Options B

(i)	The Board was authorized by the Extraordinary General Meeting to determine the modalities of the Options A and Options B.

The Board, using such authorization allowing it, notably to restrict, limit, or prohibit (a) the exercise of Options A and Options B or (b) the sale of the Shares resulting from the exercise of Options A and Options B, by the Beneficiaries during certain periods or as of certain events, has decided that the Options allocated with respect to Block A and Block B, shall not be exercised

[2]	Among other things, the shares obtained upon exercise of the Options must be and remain registered in the books of the company (actions sous la forme nominative)

[3]	However, the four-year period is not required in cases of obligatory retirement, dismissal, invalidity or death of the employee should the Company be subject to a spin-off, be part, as an absorbed company to a merger, or in the event of the sale of the majority of its assets.

However, in the event of a merger or a spin-off of the Company by contribution of absorption, or of a sale of the majority of its assets, the successor of the Company shall grant an option on its own securities or on that of a linked company as defined under section L. 225-180 of the French Commercial Code for each Option A or Option B allocated or an equivalent right.

Should the successor refuse to allocate the Options or to substitute them an equivalent, the Beneficiary may immediately exercise entirely the Options A or Options B, including those which could not be exercised yet. In such case, the Board or any person designated by it, shall inform the Beneficiary in writing that he disposes of a fifteen (15) day period following such notification to exercise his Options A and Options B. After such period, the Options A or Options B shall be null and void and canceled without payment therefor.

Moreover, the Board or any person appointed by it for this purpose may, as the case may be, (a) require for the exercise of the Options A or Options B by the Beneficiary, that he provides all necessary elements so as to guarantee that he will carry out all tax and social obligations that will result from the exercise of the Options or the sale of Shares subscribed through the exercise of the Options and (b) after express authorization of the Beneficiary, retain on the gains of the sale of the Shares the potential quota of social charges or the tax due by the Beneficiary.

(ii)
To the extent practicable, the Beneficiaries shall be informed at least one (1) week before the effectiveness of any temporary or definitive restriction, limitation or prohibition for the exercise of the Options A and Options B or the sale of the Shares resulting from the exercise of the Options A and Options B.

(iii)
The Shares subscribed through the exercise of the Options A and Options B allocated with respect to this 2001 Stock Option Plan shall be in registered form and will receive dividends as of the first day of the fiscal year of their subscription.

(iv)
The Board retains the right, as the case may be, and notwithstanding the provisions of clause d(A) (ii) hereabove, (a) to anticipate the dates of exercise of the Options allocated to all or part of the Beneficiaries of the Blocks A and B and (b) to maintain the possibility to exercise the Options A and Options B.

(v)
The Board shall be able to, as the case may be, pursuant to the clauses (ii) and (iv) hereabove and the rules of the EASDAQ Dealing Code and any other applicable law, suspend or prolong during certain periods the exercise of the Options A and Options B.

(vi)
Notwithstanding any provision in this Plan or the Option Agreement to the contrary, Options may not be transferred, pledged, assigned or otherwise disposed of except by will or the laws of descent and distribution; provided, however, that Options may be, with the approval of the Board (or its designee), transferred to a member or members of an Optionee’s immediate family (as defined below) or to one or more trusts or partnerships established in whole or in part for the benefit of one or more of such immediate family members (collectively, “Permitted Transferees”), subject to such rules and procedures as may from time to time be adopted or imposed by the Board. If an Option is transferred to a Permitted Transferee, it shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Optionee. An Optionee shall notify the Corporation (or its designee) in writing prior to any proposed transfer of an Option to a Permitted Transferee and shall furnish the Corporation, upon request, with information concerning such Permitted Transferee’s financial condition and investment experience. For purposes of the Plan, an Optionee’s “immediate family” means spouse, lineal descendant, father, mother, brother or sister of the transferor; provided, however, that if the Corporation adopts a different definition of “immediate family” (or similar term) in connection with the transferability of employee stock options awarded to Optionees, such definition shall apply, without further action by the Board, to the Plan.

U.S. APPENDIX

1. This Appendix governs the grant of Options to United States Participants

This Appendix constitutes the part of the Stock Option Plan 2001 that will govern the subscription of Shares by, and the grant of Options to, United States Participants (the “U.S. Options”) and incorporates all the terms of the Stock Option Plan 2001 (as set forth above) including as modified in accordance with the provisions of this Appendix.

2. The limit on the number of Shares which can be issued

The maximum aggregate number of Shares (which, for this purpose, means fully paid ordinary Shares in the capital of the Company) which may be issued under U.S. Options, intending to qualify as “incentive stock options” (“ISOs”) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), under the Stock Option Plan 2001 is 1,600,000, subject to such adjustments made in a manner consistent with Section 422 of the U.S. Tax Code in the event of any issue or reorganization, as determined by the Board in its sole discretion. To the extent permitted under Section 422 of the U.S. Tax Code, any Shares subject to an ISO Award (as defined in Section 7 below) which lapses, expires or is otherwise terminated without the issuance of such Shares may, in the sole discretion of the Board, again be available for purposes of this limit.

3. How U.S. Options will be granted

All U.S. Options shall be evidenced by an instrument(s) in such form or forms as may from time to time be approved by the Board that, among other things, shall set out the manner in which a Participant may exercise his U.S. Option and the form of payment for the Shares.

4. Administration of this Appendix

The Board shall (i) administer this Appendix, (ii) establish from time to time such rules and regulations as it may deem appropriate for the proper administration of this Appendix and (iii) make such determinations under (including, without limitation, factual determinations), and such interpretations of, and take such actions in connection with, this Appendix or the U.S. Options as it may deem necessary or advisable, including, without limitation, determinations, interpretations and actions to ensure that U.S. Options intended to qualify as ISOs shall so qualify.

5. Section 16 Compliance

If any officer, director or shareholder of the Company is awarded U.S. Options and therefore becomes subject to Section 16 of the U.S. Securities Exchange Act 1934, as amended (the “Exchange Act”), the Company shall take all appropriate action to ensure that such awards under this Appendix are exempt from Section l6(b) under the Exchange Act.

6. Form of U.S. Options

U.S. Options may be either ISOs under Section 422 of the U.S. Tax Code or “nonqualified stock options”. The Board shall have the sole authority and discretion as to whether and to whom to grant either type of U.S. Option; provided, however, that the terms of each U.S. Option shall specify clearly the type of U.S. Option granted and no U.S. Option shall permit a “tandem” exercise arrangement within the meaning of Temp. Treas. Reg. section 14a.422A-1(Q/A-21), (Q/A-39).

7. Compliance with the ISO Rules

The following provisions shall apply to any U.S. Option that is intended to qualify as an ISO (each, an “ISO Award”):

(a) The aggregate fair market value (determined as of the date the ISO Award is granted in accordance with the requirements of Section 422 of the U.S. Tax Code) of the Shares underlying one or more ISO Award that is first exercisable in any calendar year (under all stock option plans of the Company and its Subsidiaries (within the meaning of Section 424 of the U.S. Tax Code) shall not exceed U.S. $100,000 (or the equivalent) and, in the event that such limit is exceeded, such U.S. Options shall be treated, to the extent of such excess, as nonqualified stock options.

(b) The exercise price of the Shares covered by each ISO Award shall not be less than 100% of the fair market value (determined as of the date the ISO Award is granted in accordance with the requirements of Section 422 of the U.S. Tax Code) of such Shares determined as of the date the ISO Award is granted in accordance with the requirements of Section 422 of the U.S. Tax Code (110% in the case of an ISO Award granted to a Ten Percent Shareholder).

(c) An ISO Award may not be exercisable more than 10 years after the date such ISO Award is granted (5 years in the case of an ISO granted to a Ten Percent Shareholder).

(d) The terms of such ISO Award shall provide that it is not transferable except by will or pursuant to the laws of descent and distribution, and shall not permit any U.S. Option designated to be an ISO to be exercised more than three months following the Participant’s termination of employment with the Company or its Subsidiaries within the meaning of Section 424 of the U.S. Tax Code (more than 12 months following the Participant’s death or disability, as disability is defined in Section 22(e)(3) of the U.S. Tax Code). The terms of such ISO Award shall further provide that, during the Participant’s lifetime, such ISO Award shall only be exercisable by the Participant.

(e) This Appendix may be further modified to ensure that any U.S. Option that is intended to be an ISO under this Appendix will comply with the requirements of Section 422 of the U.S. Tax Code.

8. Term of U.S. Option: addition of consistent provisions

Subject to the provisions of Section 7 above, in the case of an ISO, the Company shall determine at the date the ISO Award is granted the term during which a U.S. Option may be exercised and whether any of the U.S. Option shall be exercisable in one or more installments. A U.S. Option may also be subject to any other provision imposed by the Company that is consistent with the purpose and intent of this Appendix.

9. Exercise Method of U.S. Options

A Participant may, in accordance with the terms of an applicable Award Agreement and subject to the sole discretion of the Board, exercise his U.S. Option, (i) by a cash payment to the Company of the exercise price(s) of all Shares purchased pursuant to the exercise of the U.S. Option, (ii) in Shares already owned by the Participant or (iii) by any combination of cash or Shares.

10. U.S. Withholding Taxes: disqualifying dispositions

It shall be a condition to the obligation of the Company to deliver Shares pursuant to any U.S. Option under the Stock Option Plan 2001 that the Participant pays to the Company (or the Subsidiary that employs the Participant) such amount as may be required by the Company or such Subsidiary for the purpose of satisfying any liability for any U.S. federal, state or local taxes of any kind required to be withheld with respect thereto. Any U.S. Option granted under the Stock Option Plan 2001 may require the Company (or the Subsidiary that employs the Participant), or, the Board, in its sole discretion, may permit the Participant to elect, in accordance with any applicable rules established by the Company, to withhold or to pay all or a part of the amount of the withholding taxes in Shares. Such election may be denied by the Company in its sole discretion, or may be made subject to certain conditions specified by the Board.

The applicable ISO Award shall provide that if a Participant makes a disposition, within the meaning of Section 424(c) of the U.S. Tax Code and the regulations promulgated thereunder, of any Shares issued to such Participant pursuant to the exercise of an ISO Award within the two-year period commencing on the date of grant or within the one-year period commencing on the date of transfer of such Share to the Participant pursuant to such exercise, the Participant shall, within 10 days of such disposition, notify the Company of it (or the Subsidiary that employs the Participant), by delivery of written notice to the Company or such Subsidiary at its principal executive office.

11. Securities Laws Compliance

No Shares may be issued or transferred in connection with the exercise of a U.S. Option, unless the

Company shall have determined that such issue or transfer is in compliance with or pursuant to an exemption from all applicable U.S. federal and state securities laws.

12. Certain definitions

For the purposes of the U.S. Options, the following terms shall have the following meanings (notwithstanding any contrary provision in the Stock Option Plan 2001):

“Participants” means the Beneficiaries who are selected by the Board to receive U.S. Options.

“Subsidiary” means any companies (other than the Company) in an unbroken chain of companies beginning with the Company, where each of the other than the last company in the unbroken chain owns stock possessing 50% or more of the total combined voting powers of all classes of stock in one or the other companies in such chain.

“Ten Percent Shareholder” means a Participant who, at the date an ISO Award is granted, owns (within the meaning of Section 422(b)(6) of the U.S. Tax Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its Subsidiaries (as such term is defined in Section 424 of the U.S. Tax Code).